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                                                                   EXHIBIT 99.26

              [LETTERHEAD OF TRANSITIONAL HOSPITALS CORPORATION]


Contact:    Vencor, Inc.                   Transitional Hospitals Corporation
            W. Earl Reed, III              Suzanne Shirley
            (502) 596-7380                 (702) 257-3663

            Abernathy/MacGregor Group      Sitrick And Company
            Joele Frank/Judith Wilkinson   Michael Sitrick/Jeffrey Lloyd
            (212) 371-5999                 (310) 788-2850


FOR IMMEDIATE RELEASE

           Vencor and Transitional Hospitals Sign Definitive Merger Agreement for Acquisition of Transitional at $16.00 Per Share


     LOUISVILLE, Kentucky and LAS VEGAS, Nevada (June 19, 1997) -- Vencor, Inc. [NYSE:VC] and Transitional Hospitals Corporation [NYSE:THY] today announced that they have signed a definitive merger agreement providing for the acquisition of Transitional by Venor at a price of $16.00 per share in cash for each outstanding share of Transitional's common stock. Transitional has approximately 40.0 million shares outstanding on a fully diluted basis, giving the transaction a total equity value of approximately $639 million.

     Vencor's wholly owned subsidiary, LV Acquisition Corp., previously commenced a tender offer for all outstanding shares of Transitional at a price of $16.00 per share in cash. The tender offer is scheduled to expire Thursday, June 19, 1997 at 12:00 midnight, New York City time, unless further extended. Vencor expects the tender offer to be completed at that time.

     Following the completion of the tender offer, Vencor intends to consummate a second step merger in which all remaining shares will be converted into $16.00 per share in cash. Transitional's Board of Directors has approved the tender offer and the merger and recommends that Transitional shareholders accept the tender offer and tender their shares.

     Transitional also announced that its merger agreement with Select Medical Corporation has been terminated.

     "We are very excited about the combination of Vencor and Transitional," said W. Bruce Lunsford, Chairman, President and Chief Executive Officer of Vencor. "This combination represents a win-win opportunity for both companies' shareholders, employees and customers. In our discussions with Transitional, we were impressed with the quality of their operations and the strategic potential of our combined company. The addition of Transitional expands our network of long-term acute care hospitals that provide the foundation for our healthcare continuum. Together we can offer payors and patients a full spectrum of high-quality outcomes-oriented, cost-efficient healthcare services."

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     Richard L. Conte, Chairman of the Board and Chief Executive Officer of
Transitional, said, "Even though we had not expected our aggressive growth plans for THC to be interrupted via a sale of the company, our Board of Directors believes that this transaction with Vencor is in the best interests of Transitional's shareholders. The Board recommends that Transitional shareholders tender their shares into the Vencor tender offer. This strategic combination should benefit our employees and the other constituencies we serve. We look forward to working with Vencor to ensure a smooth transition."

     The combination of Vencor and Transitional, which operates long-term acute care hospitals, advances the growth strategy of Vencor, the nation's largest full-service long-term healthcare provider. The combined company will have 58 hospitals, 314 skilled nursing centers, over 4,000 institutional customers for contract ancillary services, over 80,000 employees and pro forma annual revenues of approximately $3.3 billion.

     Vencor, a $3 billion long-term healthcare company, owns and operates a national network of hospitals, nursing centers and contract service providers in 46 states.

     Transitional, formerly Community Psychiatric Centers, operates 16 long-term acute care hospitals and three satellite facilities in 13 states, and also owns a 61 percent interest in Behavioral Healthcare Corporation, a provider of psychiatric and behavioral health services based in Nashville, Tennessee.

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